UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A (Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Rice Midstream Partners LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

762819100

(CUSIP Number)

Robert J. McNally

625 Liberty Avenue, Suite 1700

Pittsburgh, Pennsylvania 15222

Telephone: (412) 553-5700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 22, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 762819100

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Rice Midstream GP Holdings LP

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 28,757,246 units

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 28,757,246 units

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,757,246 units

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 28.1%

14	Type of Reporting Person (See Instructions) PN (Partnership)

CUSIP No. 762819100

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Rice Midstream GP Management LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 28,757,246 units

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 28,757,246 units

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,757,246 units

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 28.1%

14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP No. 762819100

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Rice Midstream Holdings LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 28,757,246 units

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 28,757,246 units

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,757,246 units

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 28.1%

14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 762819100

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Rice Energy Operating LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 28,757,246 units

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 28,757,246 units

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,757,246 units

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 28.1%

14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 762819100

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) EQT RE, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 28,757,246 units

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 28,757,246 units

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,757,246 units

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 28.1%

14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 762819100

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) EQT Production Company

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 28,757,246 units

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 28,757,246 units

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,757,246 units

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 28.1%

14	Type of Reporting Person CO (Corporation)

CUSIP No. 762819100

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) EQT Investments Holdings, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 28,757,246 units

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 28,757,246 units

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,757,246 units

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 28.1%

14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 762819100

1	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) EQT Corporation

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 0

	8	Shared Voting Power 28,757,246 units

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 28,757,246 units

11	Aggregate Amount Beneficially Owned by Each Reporting Person 28,757,246 units

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 28.1%

14	Type of Reporting Person CO (Corporation)

This Amendment No. 6 to Schedule 13D (Amendment No. 6) amends and supplements or restates (where indicated) the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the Commission) on December 23, 2014, as amended by Amendment No. 1 to Schedule 13D filed with the Commission on March 7, 2016, Amendment No. 2 to Schedule 13D filed with the Commission on November 15, 2017, Amendment No. 3 to Schedule 13D filed with the Commission on February 20, 2018, Amendment No. 4 to Schedule 13D filed with the Commission on February 22, 2018 and Amendment No. 5 to Schedule 13D filed with the Commission on April 27, 2018 (as amended, Schedule 13D).  Capitalized terms used in this Amendment No. 6 and not defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 4.   Purpose of Transaction.

Item 4(a)–(b) of Schedule 13D is hereby amended and supplemented with the following additional disclosures:

Completion of the Drop-Down Transactions and the Gulfport Transaction

On May 22, 2018, the Drop-Down Transactions were completed.  The consideration paid by the EQM Parties to the EQT Parties at the closing of the Drop-Down Transactions consisted of (i) an aggregate of 5,889,282 EQM Common Units and (ii) aggregate cash consideration of $1.15 billion, subject to customary purchase price adjustments. As a result of the closing of the Drop-Down Transactions, Rice West Virginia Midstream LLC, Rice Olympus Midstream LLC and Strike Force Holdings are each wholly owned subsidiaries of EQM Gathering. In addition, Strike Force Midstream is now a wholly owned subsidiary of EQM following completion of the Gulfport Transaction on May 1, 2018.

Completion of the IDR Transaction

On May 22, 2018, the IDR Transaction was completed.  Upon the closing of the IDR Transaction, EQGP issued 36,293,766 EQGP Common Units to GP Holdings in exchange for all of the issued and outstanding RMP IDRs.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: May 22, 2018

EQT CORPORATION

By:	/s/ Robert J. McNally
Name:	Robert J. McNally
Title:	Senior Vice President and Chief Financial Officer

EQT INVESTMENTS HOLDINGS, LLC

By:	/s/ Joshua C. Miller
Name:	Joshua C. Miller
Title:	Vice President

EQT PRODUCTION COMPANY

By:	*
Name:	David E. Schlosser, Jr.
Title:	President

EQT RE, LLC

By:	*
Name:	David E. Schlosser, Jr.
Title:	President

RICE ENERGY OPERATING LLC

By:	*
Name:	David E. Schlosser, Jr.
Title:	President

RICE MIDSTREAM HOLDINGS LLC

By:	*
Name:	Jeremiah J. Ashcroft III
Title:	President

RICE MIDSTREAM GP MANAGEMENT LLC

By:	*
Name:	Jeremiah J. Ashcroft III
Title:	President

Signature Page to Schedule 13D/A for Rice Midstream Partners LP

RICE MIDSTREAM GP HOLDINGS LP
By:	Rice Midstream GP Management LLC, its general partner

By:	*
Name:	Jeremiah J. Ashcroft III
Title:	President

*	/s/ Robert J. McNally

By:	Robert J. McNally, as attorney-in-fact

Signature Page to Schedule 13D/A for Rice Midstream Partners LP